June 28, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE:	Cytation Corporation
	Amendment No. 1 to the Registration Statement on Form SB-2
	File No. 333-133377
	Filed June 8, 2006

      We have reviewed your amended filing and have the following comments.

Selling Security Holders, page 18

1. It appears that Cytation Corporation was a blank check company when it entered into the transaction with Deer Valley. It is our view that both before and after such a transaction the promoters or affiliates of the blank check company and their transferees are underwriters of the securities issued. Thus, the securities may be resold only through registration under the Securities Act, with the affiliates and promoters being identified as underwriters in the resale registration statement. Please revise to identify promoters and affiliates of Cytation before the transaction as underwriters. Additionally, Rule 144 would be unavailable for any resale transactions. See Worm no action letter, publicly available January
21, 2000. As appropriate, please revise throughout the registration statement.

Certain Relationships and Related Transactions, page 39

2. Please revise this section so that it is consistent with the disclosure in the definitive proxy statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729
or in his absence Chris Edwards, Special Counsel, at (202) 551-
3742
with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Brent A. Jones, Esq.
	(813) 223-9620



Mr. Charles G. Masters
Cytation Corp.
June 28, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE